UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(formerly BANKERS TRUST COMPANY)
(Exact name of trustee as specified in its charter)

NEW YORK (Jurisdiction of Incorporation or organization if not a U.S. national bank)	13-4941247 (I.R.S. Employer Identification no.)

60 WALL STREET NEW YORK, NEW YORK (Address of principal executive offices)	10005 (Zip Code)
Deutsche Bank Trust Company Americas
Attention: Lynne Malina
Legal Department
60 Wall Street, 37th Floor
New York, New York 10005
(212) 250 — 0677
(Name, address and telephone number of agent for service)

NISSAN AUTO RECEIVABLES 2011-A OWNER TRUST
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	38-6967792 (IRS Employer Identification No.)
Copies To:
C/O WILMINGTON TRUST
COMPANY
RODNEY SQUARE NORTH
110 NORTH MARKET STREET
WILMINGTON, DE 19890
Asset-Backed Notes of Nissan Auto Receivables 2011-A Owner Trust
(Title of the Indenture Securities)

Item 1.	General Information.
     Furnish the following information as to the trustee.
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District) Federal Deposit Insurance Corporation New York State Banking Department	New York, NY Washington, D.C. Albany, NY
(b)	Whether it is authorized to exercise corporate trust powers. Yes.

Item 2.	Affiliations with Obligor.
     If the obligor is an affiliate of the Trustee, describe each such affiliation.
     None.

Item 3. -15.	Not Applicable

Item 16.	List of Exhibits.

Exhibit 1 —	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002 — Each incorporated herein by reference to Exhibit 25 to registration statement on S-3, Registration No. 333-157637-01.

Exhibit 2 —	Certificate of Authority to commence business — Incorporated herein by reference to Exhibit 25 to registration statement on S-3, Registration No. 333-157637-01.

Exhibit 3 —	Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 25 to registration statement on S-3, Registration No. 333-157637-01.

Exhibit 4 —	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002 — Incorporated herein by reference to Exhibit 25 to registration statement on S-3, Registration No. 333-157637-01.

Exhibit 5 —	Not applicable.

Exhibit 6 —	In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal State, Territorial, or District authorities authorized to make sure examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Exhibit 7 —	The latest report of condition of Deutsche Bank Trust Company Americas dated as of December 31, 2010. Copy attached.

Exhibit 8 —	Not Applicable.

Exhibit 9 —	Not Applicable.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 14th day of April, 2011.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	DEUTSCHE BANK NATIONAL TRUST COMPANY

By:	/s/ Susan Barstock
Susan Barstock
Vice President

(1) DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Title of Bank Page RC-1 NEW YORK | 14 | City NY 10005 State Zip Code FDIC Certificate Number: 006Z3 Printed on 2/412011 at 4:16 PM Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for December 31, 2010 All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter. Schedule RC—Balance Sheet Dollar Amounts in Thousands RCFD 1. Cash and balances due from depository institutions (from Schedule RC-A): a. Noninterest-bearing balances and currency and coin (1) 297.000 1.a b. Interest-bearing balances (2) 5.328.000 1.b 2. Securities: a. Held-to-maturity securities (from Schedule RC-B, column A) 1754 U 2.a b. Available-for-sale securities (from Schedule RC-B, column D) 1773 3. Federal funds sold and securities purdiased under agreements to resell: a. Federal funds sold in domestic offices B987 142.000 3.a RCFD b. Securities purchased under agreements to resell (3) B383 3.02.000 3.b 4. Loans and tease financing receivables (from Schedule RC-C): a. Loans and leases held for sale b. Loans and leases, net of unearned income 13.457.000 4.b c LESS: Allowance for loan and lease losses 3123 137.000 4.c d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c) B529 13.350.000 4.d Trading assets (from Schedule RC-D) 3545 6.107.000 5 Premises and fixed assets (including capitalized leases) 2145 41.000 6 Other real estate owned (from Schedule RC-M) 2150 26.000 7 S. Investments in unconsolidated subsidiaries and associated companies 2130 0 8 9. Direct and indirect investments in real estate ventures 3656 0 9 10. Intangible assets: a. Goodwill 3163 0 10-a b. Other intangible assets (from Schedule RC-M) 0426 53.000 10.b Other assets (from Schedule RC-F) 2160 5.328.000 11 Total assets (sum of items 1 through 11) 2170 45.504.000 12 Includes cash items in process of collection and unposted debits. Includes time certificates of deposit not held for trading. Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS FFIEC 031 Legal Title of Bank Page RC-2 FDIC Certificate Number: 00623 | 15 | Printed on 2/4/2011 at 4:16 PM Schedule RC—Continued Dollar Amounts in Thousands LIABILITIES 13. Deposits: RCON a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, parti) 22CC 7.745.000 13.a Noninterest-bearing (1) 6631 9.165.000 13.a.1 Interest-bearing 1636 8.580.000 13.a.2 b. In foreign offices, Edge and Agreement subsidiaries, and IBFs RCFN (from Schedule RC-E, part II) 22CC 7.769.000 13.b Noninterest-bearing 6631 2.566.000 13.b.1 Interest-bearing 16636 5.203.000 13.b.2 14. Federal funds purchased and securities sold under agreements to repurchase: RCON a. Federal funds purchased in domestic offices (2) B993 7.656.000 14.a rcfd b. Securities sold under agreements to repurchase (3) B995 0 14.b Trading labilities (from Schedule RC-D) 3548 256.000 15 Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule ROM) 319C 270.000 15 17. and 18. Not applicable Subordinated notes and debentures (4) 3200 0 19 Other liablities (from Schedule RC-G) 2930 2,191,000 20 Total liabilities (sum of items 13 through 20) 2948 35,337,000 21 Not applicable EQUITY CAPITAL Bank Equity Captal Perpetual preferred stock and related surplus 3838 1-500.000 23 Common stock 3230 2-127.000 24 Surplus (excludes all surplus related to preferred stock) 3839 592,000 25 a. Retained earnings 3632 4.9S9.000 26.a b. Accumulated other comprehensive income (5) B530 23,000 26.b c Other equity capitaI components (6) A130 0 26.c 27. a. Total bank equity capital (sum of items 23 through 26.c) 3210 9,231,000 27.a b. Noncontrolling (minority) interests in consolidated subsidiaries 3000 386.000 27.b 26. Total equity capital (sum of items 27.a and 27.b) G105 9,617,000 28 29. Total labilities and equity capital (sum of items 21 and 28) 3300 45,504,000] 29 Memoranda To be reported with the March Report of Condition. 1. Indicate in the box at the right the number of the statement below that best describes the most com prehensile level of auditing work performed for the bank by independent external rcfd Number auditors as of any date during 2009 6724 N/A M.1 1 = Independent audit of the bank conducted in accordance with generally 4 = Directors’ examination of the bank conducted in accordance with accepted auditing standards by a certified public amounting firm generally accepted auditing standards by a certified public which submits a report on the bank accounting firm (may be required by state chartering authority) 2 = Independent audit of the bank’s parent hold ing company conducted in 5 = Directors’ examination of the bank performed by other external accordant with generally accepted auditing standards by a certified auditors (may be required by state chartering authority) public accounting firm which submits a report on the consolidated 6 = Review of the bank’s financial statements by external auditors holding company (but not on the bank separately) 7 = Compilation of the banks financial statements by external auditors 3 = Attestation oh bank managements assertion on the effectiveness of the banks 8 = Other audit procedures (exduding tax preparation work) intaraI control over financial reporting by a certified public accounting firm, 9 = Ha external audit work To be reported with the March Report of Condition. 2. Bank’s fiscal year-end date Includes total demand deposits and non interest- bearing time and savings deposits. Report overnight Federal Home Loan Bank advances in Schedule RC, item 15, ‘Other borrowed money.” Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity. Includes limited-life preferred stock and related surplus. Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments. (6) Includes treasury stock and unearned Employee Stock Ownership Plan shares.